August 12, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Aberdeen Funds
Post-Effective Amendment No. 39
(Registration File Nos. 333-146680 and 811-22132)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Aberdeen Funds hereby respectfully requests acceleration of the effective date of Post-Effective Amendment No. 39 to its Registration Statement on Form N-1A so that it will become effective on August 15, 2011.

We request that we be notified of such effectiveness by a telephone call to Elliot J. Gluck of Willkie Farr & Gallagher LLP at (212) 728-8138, and that such effectiveness also be confirmed in writing.

Very truly yours,

Aberdeen Funds

By:	/s/ Lucia Sitar
Lucia Sitar
Assistant Secretary

Aberdeen Fund Distributors LLC

By:	/s/ Jeffrey Cotton
Jeffrey Cotton
Chief Compliance Officer

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